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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
           UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
              OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS
               13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                                 Commission File Number: 0-29083

                           Three Rivers Bancorp, Inc.
             (Exact name of registrant as specified in its charter)

                             2681 Mosside Boulevard
                         Monroeville, Pennsylvania 15146
                                 (412) 666-8063
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Shares, par value $0.01 per share
            (Title of each class of securities covered by this form)

                                      None
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)   [X]             Rule 12h-3(b)(1)(i)   [X]
   Rule 12g4(a)(1)(ii)   [ ]             Rule 12h-3(b)(1)(ii)  [ ]
   Rule 12g-4(a)(2)(i)   [ ]             Rule 12h-3(b)(2)(i)   [ ]
   Rule 12g-4(a)(2)(ii)  [ ]             Rule 12h-3(b)(2)(ii)  [ ]
                                         Rule 15d-6            [ ]

Approximate number of holders of record as of the certification or notice date:
None. Three Rivers Bancorp, Inc. merged with Sky Financial Group, Inc. on October 1, 2002. Sky Financial Group, Inc. was the surviving corporation of the merger (see Sky Financial Group, Inc. Form S-4/A, Registration No. 333-90970 filed with the Commission on July 26, 2002).

Pursuant to the requirements of the Securities Exchange Act of 1934, Sky Financial Group, Inc. has caused this certification/notice to be signed as the successor corporation to Three Rivers Bancorp, Inc. by the undersigned duly authorized person.

Date: October 11, 2002                BY:  /s/ W. Granger Souder, Jr.
                                           ------------------------------------
                                           W. Granger Souder, Jr.
                                           Executive Vice President